Exhibit 99.3

Management Report

The annual report, including the consolidated financial statements, and Management’s Discussion and Analysis (MD&A) is the responsibility of the management of the Company. The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 1 to the consolidated financial statements. Certain amounts in the financial statements are based on estimates and judgments relating to matters not concluded by year-end. The integrity of the information presented in the financial statements is the responsibility of management. Financial information presented elsewhere in this annual report has been prepared by management and is consistent with the information in the consolidated financial statements.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities and for providing final approval of the annual consolidated financial statements. The board has appointed an Audit and Risk Committee comprising three directors, none of whom is an officer or employee of the Company or its subsidiaries. The Audit and Risk Committee meets at least four times each year to discharge its responsibilities under a written mandate from the Board of Directors. The Audit and Risk Committee meets with management and with the external auditors to satisfy itself that they are properly discharging their responsibilities; reviews the consolidated financial statements, MD&A, and Independent Auditors’ Report on Financial Statements; and examines other auditing and accounting matters. The Audit and Risk Committee has reviewed the audited consolidated financial statements with management and discussed the quality of the accounting principles as applied and significant judgments affecting the consolidated financial statements. The Audit and Risk Committee has discussed with the external auditors the external auditors’ judgments of the quality of those principles as applied and the judgments noted above. The consolidated financial statements and MD&A have been reviewed by the Audit and Risk Committee and approved by the Board of Directors of Stantec Inc.

The consolidated financial statements have been examined by the shareholders’ auditors, Ernst & Young LLP, Chartered Accountants. The Independent Auditors’ Report on Financial Statements outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit and Risk Committee, with or without management being present.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2010.

As permitted by published guidance of the U.S. Securities and Exchange Commission (SEC), management’s evaluation of and conclusions on the effectiveness of internal control over financial reporting excluded the internal controls of Anshen & Allen Architecture, Inc. (Anshen + Allen), acquired on September 10, 2010, and of Burt Hill, Inc. (Burt Hill), acquired on December 3, 2010. The assets and liabilities and results of operations from these companies are included in the Company’s consolidated financial statements. The total assets of Anshen + Allen and Burt Hill on their acquisition dates were $44.9 million and $90.7 million, respectively. These assets as a percentage of the Company's total assets, as at December 31, 2010, were 3.4% and 6.9%, respectively. The gross revenue earned by Anshen + Allen and Burt Hill from their dates of acquisition to December 31, 2010, constituted 0.6% and 0.3%, respectively, of the Company's gross revenue for the year ended December 31, 2010.

Ernst & Young LLP, which has audited the consolidated financial statements of the Company for the year ended December 31, 2010, has also issued a report on the effectiveness of the Company’s internal control over financial reporting.

Bob Gomes, P.Eng.	Dan Lefaivre, CMA
President & CEO	Senior Vice President & CFO
February 24, 2011	February 24, 2011

December 31, 2010
STANTEC INC.

Independent Auditors' Report of Registered Public Accounting Firm

To the Board of Directors and Shareholders of Stantec Inc.

We have audited the accompanying consolidated financial statements of Stantec Inc., which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of income, in shareholders' equity, and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2010, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Stantec Inc. as at December 31, 2010 and December 31, 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Stantec Inc.'s internal control over financial reporting as of December 31, 2010, based on the criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2011 expressed an unqualified opinion on Stantec Inc.’s internal control over financial reporting.

Chartered Accountants
Edmonton, Canada
February 24, 2011

December 31, 2010
STANTEC INC.

Independent Auditors' Report on Internal Control Over Financial Reporting
(Under the standards of the Public Company Accounting Oversight Board (United States))

To the Board of Directors and Shareholders of Stantec Inc.

We have audited Stantec Inc.’s internal control over financial reporting as of December 31, 2010, based on criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Stantec Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Annual Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Anshen + Allen Architecture, Inc. (Anshen + Allen) and Burt Hill Inc. (Burt Hill) which are included in the 2010 consolidated financial statements of Stantec Inc. The total assets of Anshen + Allen and Burt Hill on their acquisition dates constituted 3.4% and 6.9% of Stantec Inc.'s total assets at December 31, 2010. The gross revenue earned by Anshen + Allen and Burt Hill from their dates of acquisition to December 31, 2010 constitute 0.6% and 0.3%, respectively, of Stantec Inc.'s gross revenues for the year then ended. Our audit of internal control over financial reporting of Stantec Inc. also did not include an evaluation of the internal control over financial reporting of Anshen + Allen and Burt Hill.

In our opinion, Stantec Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) the consolidated balance sheets of Stantec Inc. as at December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010 and our report dated February 24, 2011, expressed an unqualified opinion thereon.

Chartered Accountants
Edmonton, Canada
February 24, 2011

December 31, 2010
STANTEC INC.

Consolidated Balance Sheets
	December 31	December 31
	2010	2009
(In thousands of Canadian dollars)	$	$

ASSETS (note 8)
Current
Cash and cash equivalents	62,731	14,690
Accounts receivable, net of allowance for doubtful accounts of
$8,033 (2009 – $9,395)	290,388	253,205
Costs and estimated earnings in excess of billings	103,204	95,794
Income taxes recoverable	12,313	12,144
Prepaid expenses	11,068	11,352
Future income tax assets (note 18)	16,059	15,518
Other assets (note 6)	8,750	6,550

Total current assets	504,513	409,253
Property and equipment (note 3)	113,996	108,256
Goodwill (note 4)	551,446	468,814
Intangible assets (note 5)	73,370	64,155
Future income tax assets (note 18)	21,396	23,940
Other assets (note 6)	58,787	49,127

	1,323,508	1,123,545

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities (note 7)	192,106	167,175
Billings in excess of costs and estimated earnings	58,071	52,007
Income taxes payable	3,397	-
Current portion of long-term debt (note 8)	47,265	35,428
Future income tax liabilities (note 18)	15,843	15,643
Other liabilities (note 9)	14,660	13,558

Total current liabilities	331,342	283,811
Long-term debt (note 8)	269,294	198,769
Future income tax liabilities (note 18)	30,749	29,536
Other liabilities (note 9)	66,545	63,849

	697,930	575,965

Non-controlling interest in subsidiaries (note 10)	103	186

Commitments, contingencies, and guarantees (notes 2, 8, 11, and 13)

Shareholders' equity
Share capital (note 14)	225,158	221,983
Contributed surplus (note 14)	13,340	12,606
Retained earnings	454,301	364,569
Accumulated other comprehensive loss (note 17)	(67,324)	(51,764)

Total shareholders' equity	625,475	547,394

	1,323,508	1,123,545

See accompanying notes
On behalf of the Board of Directors:

Director	Director

December 31, 2010
STANTEC INC.

Consolidated Statements of Income
Years ended December 31	2010	2009	2008
(In thousands of Canadian dollars, except per share amounts)	$	$	$

INCOME
Gross revenue	1,513,062	1,519,865	1,351,951
Less subconsultant and other direct expenses	287,022	276,923	221,827

Net revenue	1,226,040	1,242,942	1,130,124
Direct payroll costs	537,704	543,640	500,789

Gross margin	688,336	699,302	629,335
Administrative and marketing expenses (notes 14 and 24)	510,934	519,147	466,187
Depreciation of property and equipment	24,402	24,547	21,820
Amortization of intangible assets	17,599	19,820	14,264
Impairment of goodwill and intangible assets (notes 4 and 5)	1,772	35,000	58,369
Net interest expense (note 8)	9,000	11,379	7,477
Share of income from associated companies	(2,209)	(3,690)	(160)
Gain on sale of equity investments (note 6)	(7,183)	-	-
Foreign exchange losses (gains)	1,355	2,273	(2,033)
Other income	(850)	(840)	(1,088)

Income before income taxes	133,516	91,666	64,499

Income taxes (note 18)
Current	42,429	41,599	41,213
Future	(2,508)	(5,873)	(5,731)

Total income taxes	39,921	35,726	35,482

Net income for the year	93,595	55,940	29,017

Earnings per share (note 19)
Basic	2.05	1.23	0.64
Diluted	2.04	1.22	0.63
See accompanying notes

December 31, 2010
STANTEC INC.

Consolidated Statements of Shareholders' Equity and Comprehensive Income
						Accumulated
						Other
					Comprehensive
	Shares	Share	Contributed	Deferred		Income (AOCI)
	Outstanding	Capital	Surplus	Stock	Retained	(Loss) (AOCL)
	(note 14)	(note 14)	(note 14)	Compensation	Earnings	(note 17)	Total
(In thousands of Canadian dollars, except shares outstanding)	#	$	$	$	$	$	$

Balance, December 31, 2007	45,698,143	218,790	6,266	(110)	286,780	(69,028)	442,698

Comprehensive income:

Net income					29,017		29,017
Currency translation adjustments						76,923	76,923
Unrealized losses on cash flow hedge						(2,974)	(2,974)
Unrealized losses on financial assets						(3,641)	(3,641)
Realized gains on financial assets transferred to net income						(149)	(149)

Total comprehensive income					29,017	70,159	99,176
Share options exercised for cash	97,860	1,199					1,199
Stock-based compensation expense			4,887	110			4,997
Shares repurchased under normal course issuer bid	(351,400)	(1,688)	(58)		(7,168)		(8,914)
Reclassification of fair value of share options previously expensed		423	(423)				-
Shares issued on vesting of restricted shares	3,520	33	(214)				(181)

Balance, December 31, 2008	45,448,123	218,757	10,458	-	308,629	1,131	538,975

Retained earnings and AOCI						309,760

Balance, December 31, 2008	45,448,123	218,757	10,458	-	308,629	1,131	538,975

Comprehensive income:

Net income					55,940		55,940
Currency translation adjustments						(57,248)	(57,248)
Unrealized gains on cash flow hedge						1,443	1,443
Unrealized gains on financial assets						2,691	2,691
Realized losses on financial assets transferred to net income						219	219

Total comprehensive income					55,940	(52,895)	3,045
Share options exercised for cash	268,697	2,346					2,346
Stock-based compensation expense			3,028	-			3,028
Reclassification of fair value of share options previously expensed		880	(880)				-

Balance, December 31, 2009	45,716,820	221,983	12,606	-	364,569	(51,764)	547,394

Retained earnings and AOCL						312,805

Balance, December 31, 2009	45,716,820	221,983	12,606	-	364,569	(51,764)	547,394

Comprehensive income:

Net income					93,595		93,595
Currency translation adjustments						(18,981)	(18,981)
Unrealized gains on cash flow hedge						1,531	1,531
Unrealized gains on financial assets						1,624	1,624
Realized losses on financial assets transferred to net income						266	266

Total comprehensive income					93,595	(15,560)	78,035
Share options exercised for cash	249,800	3,044					3,044
Stock-based compensation expense	-	-	1,889				1,889
Shares repurchased under normal course issuer bid	(198,300)	(965)	(59)		(3,863)		(4,887)
Reclassification of fair value of share options previously expensed		1,096	(1,096)				-

Balance, December 31, 2010	45,768,320	225,158	13,340	-	454,301	(67,324)	625,475

Retained earnings and AOCL						386,977

See accompanying notes

December 31, 2010
STANTEC INC.

Consolidated Statements of Cash Flows
Years ended December 31	2010	2009	2008
(In thousands of Canadian dollars)	$	$	$

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients	1,499,392	1,564,415	1,222,566
Cash paid to suppliers	(510,410)	(545,671)	(276,862)
Cash paid to employees	(821,360)	(852,459)	(737,931)
Dividends from equity investments	2,852	1,283	150
Interest received	3,111	2,192	1,857
Interest paid	(16,775)	(12,383)	(6,597)
Income taxes paid	(51,548)	(65,731)	(50,037)
Income taxes recovered	9,522	8,331	6,884

Cash flows from operating activities (note 20)	114,784	99,977	160,030

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired (note 2)	(66,989)	(73,078)	(92,087)
Cash held in escrow (note 2)	-	-	(6,178)
Decrease (increase) in investments held for self-insured liabilities	(7,301)	(11,040)	5,820
Proceeds on disposition of investments	1,283	-	9
Purchase of intangible assets	(3,262)	(3,062)	(2,846)
Purchase of property and equipment	(25,725)	(17,366)	(32,791)
Proceeds on disposition of property and equipment	412	1,331	410
Proceeds on sale of equity investments (note 6)	9,980	-	-

Cash flows used in investing activities	(91,602)	(103,215)	(127,663)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt	(179,406)	(147,902)	(164,602)
Proceeds from long-term borrowings	216,948	68,771	228,337
Repayment of acquired bank indebtedness (note 2)	(3,895)	(4,596)	(1,788)
Repayment of capital lease obligations	(5,356)	(2,759)	(438)
Repurchase of shares for cancellation (note 14)	(4,887)	-	(8,914)
Proceeds from issue of share capital (note 14)	3,044	2,346	1,199

Cash flows from (used in) financing activities	26,448	(84,140)	53,794

Foreign exchange gain (loss) on cash held in foreign currency	(1,589)	(1,911)	3,643

Net increase (decrease) in cash and cash equivalents	48,041	(89,289)	89,804
Cash and cash equivalents, beginning of the year	14,690	103,979	14,175

Cash and cash equivalents, end of the year	62,731	14,690	103,979
See accompanying notes

December 31, 2010
STANTEC INC.

Notes to the Consolidated Financial Statements

1.    Summary of Significant Accounting Policies

Stantec Inc. (the Company) is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company's services include planning, engineering, architecture, interior design, landscape architecture, surveying, project management, environmental sciences, and project economics for infrastructure and facilities projects.

Generally accepted accounting principles

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP). These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below. The effects of differences between the application of Canadian GAAP and US GAAP on the financial statements of the Company are described in note 25.

Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in the preparation of these consolidated financial statements include the percentage of completion of fixed-fee and variable-fee-with-ceiling contracts, provisions for losses on incomplete contracts, allowances for doubtful accounts receivable, provision for legal claims, provision for self-insured liabilities, the fair value of stock-based awards, the fair value of identifiable intangible assets acquired in business acquisitions, liabilities for lease exit activities, and future cash flows and assumptions used to estimate the fair value of reporting units for goodwill impairment purposes and to test for the impairment of long-lived assets. Actual results may differ from these estimates.

Principles of consolidation

The consolidated financial statements include the accounts of the Company, its subsidiary companies, and all variable interest entities for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. The results of the operations of subsidiaries acquired during the year are included from their respective date of acquisition.

Joint ventures and partnerships are accounted for on the proportionate consolidation basis, which results in the Company recording its pro rata share of the assets, liabilities, revenues, and expenses of each of these entities.

Cash and cash equivalents

Cash and cash equivalents include cash and unrestricted investments with initial maturities of three months or less. Such investments are carried at fair value.

Investments

Investments in associated companies over which the Company is able to exercise significant influence, but not control, are accounted for using the equity method, which reflects the Company's investment at original cost plus its share of earnings (losses) net of dividends received.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

Other investments, including investments held for self-insured liabilities, are designated as available for sale and are recorded at fair value. When a loss in the value of such investments occurs that is other than temporary, the cumulative loss that had been recognized in other comprehensive income is removed from other comprehensive income and recognized in net income.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated at annual rates designed to write off the costs of assets over their estimated useful lives as follows:

Engineering equipment	20	–30%	declining balance
Office equipment	20	–30%	declining balance
Automotive equipment	30%		declining balance
Leasehold improvements			straight-line over term of lease to a maximum of 15
			years or the improvement's economic life
Buildings	4	–5%	declining balance

Leases

Leases that transfer substantially all the risks and benefits of ownership of assets to the Company are accounted for as capital leases. Assets under capital leases are recorded at the inception of the lease together with the related long-term obligation to reflect the purchase and financing thereof. Assets under capital leases are for certain office and automotive equipment and are depreciated on a 20 to 30% declining balance basis. Rental payments under operating leases are expensed evenly over the lease term.

From time to time, the Company enters into or renegotiates premises operating leases that result in the receipt of lease inducement benefits. These benefits are accounted for as a reduction of rental expense over the terms of the associated leases. As well, from time to time, the Company enters into or renegotiates premises operating leases that include escalation clauses. The scheduled rent increases pursuant to lease escalation clauses are recognized on a straight-line basis over the lease term.

Goodwill

Goodwill is not amortized but is evaluated for impairment annually or when events or circumstances occur that are more likely than not to reduce the fair value of a reporting unit below its carrying value. Goodwill impairment testing is a two-step process. In the first step, the Company compares the fair values of its reporting units to their respective carrying values, which are determined using market information and discounted after-tax cash flow projections. If the carrying value of a reporting unit is higher than its fair value, goodwill is potentially impaired and step two of the impairment test is performed. In step two, the amount of the impairment is calculated by comparing the implied fair value of the reporting unit’s goodwill to the carrying value of the goodwill. If the implied fair value of the goodwill is less than its carrying value, an impairment charge is recorded in income for the difference.

Intangible assets

The cost of intangible assets with determinable lives is amortized over the period in which the benefits of such assets are expected to be realized, principally on a straight-line basis. The Company’s policy is to amortize client relationships with determinable lives over periods ranging from 10 to 15 years. Contract backlog is amortized over estimated contractual lives of generally 1 to 3 years, and software is amortized over periods ranging from 3 to 7 years. Other intangible assets include technology, non-compete agreements, and advantageous leasehold commitments, which are amortized over estimated lives of 3 to 11 years. The Company assigns value to acquired contract backlog and customer lists using the income approach, which involves quantifying the present value of net cash flows attributed to the subject asset. This, in turn, involves estimating the revenues and earnings expected from the asset. Recognition of the contributory assets, such as working capital and property and equipment required and used to generate the expected after-tax earnings, is included since these assets also

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

require a return based on their fair values. Expected earnings after contributory charges and income taxes are discounted by the appropriate after-tax discount rate to arrive at the fair value.

Long-lived assets

The Company tests long-lived assets, including property and equipment and intangible assets, for recoverability when events or a change in circumstances indicate that their carrying amount may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flow expected to result from the use of the related asset and factors such as expected future asset utilization and business climate. Based on this review, if it is determined that the long-lived asset is not fully recoverable, an impairment loss is recognized in income. The impairment loss is measured based on the amount that the carrying value of the long-lived asset exceeds its fair value.

Provision and investments held for self-insured liabilities

The Company self-insures certain risks related to professional liability and automobile physical damages. The provision for self-insured liabilities includes estimates of the costs of reported claims (including potential claims that are probable of being asserted) and is based on estimates of loss using assumptions made by management, including consideration of actuarial projections. The provision for self-insured liabilities does not include unasserted claims where assertion by a third party is not probable.

The Company invests funds to support the provision for self-insured liabilities. These investments are recorded at fair value in other assets as investments held for self-insured liabilities.

Derivative financial instruments and hedging

From time to time, the Company may enter into foreign currency forward contracts to manage risk associated with net operating assets denominated in US dollars. As well, it may enter into interest rate swap agreements to manage the risk associated with interest rate cash flow to the extent that its credit facilities are based on floating rates of interest. The Company’s policy is not to use these derivative financial instruments for trading or speculative purposes. These derivative financial instruments are recognized at fair value. The fair value of these instruments is recorded in the balance sheet as other assets or other liabilities. Any changes in the fair value of the foreign currency forward contracts are recorded in income when the changes occur. Since interest rate swap agreements are recorded as cash flow hedges, any unrealized gains or losses are recorded in other comprehensive income.

Interest rate swap agreements that are designated as cash flow hedges are reviewed on a regular basis to ensure that the hedge continues to be effective. If the hedge ceases to meet the criteria for effectiveness, the cumulative gain or loss in accumulated other comprehensive income is immediately reclassified to income.

Non-interest-bearing debt

Non-interest-bearing debt is carried at its amortized cost using the effective interest rate method.

Revenue recognition

In the course of providing its services, the Company incurs certain direct costs for subconsultants and other expenditures that are recoverable directly from clients. These direct costs are included in the Company's gross revenue. Since such direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company's revenue trends. Accordingly, the Company also reports net revenue, which is gross revenue less subconsultant and other direct expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized using the percentage of completion method. Contract revenue is recognized on the ratio of contract costs incurred to total estimated costs. Provisions for estimated losses on incomplete contracts are made in the period in which the losses are determined. Revenue from time-and-material contracts without stated ceilings and from short-term projects is recognized as costs are incurred. Revenue is calculated based on billing rates for the services performed. Costs and estimated earnings in excess of billings represent work in progress that has been recognized as revenue but not yet invoiced to clients. Billings in excess of costs and estimated earnings represent amounts that have been invoiced to clients but not yet recognized as revenue. Revenue does not include taxes collected from clients that are reimbursable to government authorities.

Employee benefit plans

The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions subject to maximum limits per employee. The Company accounts for defined contributions as an expense in the period in which the contributions are made. The Company does not provide postemployment or postretirement benefits.

Foreign currency translation

Transactions denominated in a foreign currency and the financial statements of foreign subsidiaries (excluding US-based subsidiaries) included in the consolidated financial statements are translated as follows: monetary items at the rate of exchange in effect at the balance sheet date; non-monetary items at historical exchange rates; and revenue and expense items (except depreciation and amortization, which are translated at historical exchange rates) at the average exchange rate for the year. Any resulting realized and unrealized gains or losses are included in income in the year incurred, except for unrealized foreign exchange gains and losses on investments held for self-insured liabilities, which are included in other comprehensive income since they are classified as available for sale.

The Company's US-based subsidiaries are designated as self-sustaining operations. The financial statements of these subsidiaries are translated using the current rate method. Under this method, assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, and revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the month. The resulting unrealized exchange gains and losses on US-based subsidiaries are included as a separate component of shareholders' equity in accumulated other comprehensive income.

Stock-based compensation and other stock-based payments

The Company has one share option plan (described in note 14) and accounts for grants under this plan in accordance with the fair value-based method of accounting for stock-based compensation. Compensation expense for stock options awarded under the plan is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted. The Company estimates its forfeiture rate in order to determine the compensation expense arising from stock-based awards.

Income taxes

The Company uses the liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and the tax bases of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when these differences are expected to reverse.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

Earnings per share

Basic earnings per share are computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share are computed using the treasury stock method, which assumes that the cash that would be received on the exercise of options is applied to purchase shares at the average price during the year and that the difference between the number of shares issued on the exercise of options and the number of shares obtainable under this computation, on a weighted average basis, is added to the number of shares outstanding. The impact of outstanding restricted shares, on a weighted average basis, is also added to the number of shares outstanding. Antidilutive options are not considered in computing diluted earnings per share.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inabilityto collect on itsaccounts receivable. Ituses estimates in arriving at itsallowance for doubtful accounts that are based on the age of the outstanding accounts receivable and on its historical collection and loss experience.

Recent accounting pronouncements

International Financial Reporting Standards. In February 2008, the Canadian Institute of Chartered Accountants (CICA) confirmed that Canadian reporting issuers would need to begin reporting under International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011, including comparative figures for the prior year. IFRS uses a conceptual framework similar to that used by Canadian GAAP, but there are differences in recognition, measurement, and disclosure.

The Company started its IFRS conversion project in 2008. This project consists of five phases: 1) preliminary planning and scoping, 2) detailed assessment, 3) solution development, 4) implementation, and 5) postimplementation review. The Company has now completed the preliminary planning and scoping, detailed assessment, and solution development phases and is in the implementation phase. To date, it is on target with the original timeline in its detailed work plan.

In the preliminary planning and scoping phase, the Company established a dedicated team to work on the IFRS transition and an IFRS Advisory Committee consisting of representatives from its Financial Services, Treasury, Internal Audit, Investor Relations, Information Technology, and Operations groups. The IFRS team provides updates to the IFRS Advisory Committee and the Audit and Risk Committee, including reports on the progress made on the detailed work plan. Also during this phase, the Company completed a high-level diagnostic that identified the major differences between Canadian GAAP and IFRS and prioritized the IFRS requirements based on their financial reporting impact, business impact, and complexity.

In the detailed assessment phase, the Company established issue-specific workgroups to perform a detailed diagnostic and select accounting policies when alternatives are available. IFRS 1, “First-Time Adoption of International Financial Reporting Standards,” provides entities that are adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirements for full retrospective application of IFRS. The solution development phase involved the formulation, documentation, and approval of solutions for the implementation of IFRS. During this phase, the Company also established and implemented a communication and training plan and provided training to the Stantec Board of Directors, Audit and Risk Committee, key employees, and stakeholders. Considering the impacts of IFRS on the Company's financial disclosure, business processes, information technology, and internal control over financial reporting was integral to the detailed assessment and solution development phases. During these phases, the Audit and Risk Committee reviewed the Company’s potential policy choices, optional exemptions, and financial statement presentation under IFRS. These phases also provided insight into the most significant areas of difference applicable to the Company,

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

including business combinations, impairment of assets, and more extensive presentation requirements under IFRS. The areas of significance identified are based on available information and the Company’s expectations as of the date of this report and are subject to change with new facts and circumstances.

The Company continues to monitor the development of standards and regulations issued by the International Accounting Standards Board and Canadian Securities Administrators that may affect the timing, nature, or disclosure of its adoption of IFRS. At this phase of the project, the Company is determining the potential financial reporting impact of the differences between Canadian GAAP and IFRS on its operations.

2. Business Acquisitions

Acquisitions are accounted for under the purchase method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company's reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. Purchase price allocations are completed after the vendors' final financial statements and income tax returns have been prepared and accepted by the Company. Such preliminary purchase price allocations are based on management's best estimates of the fair values of the acquired assets and liabilities as at the acquisition date. Upon finalization, adjustments to the initial estimates may be required, and these adjustments may be material.

The purchase prices of acquisitions may be subject to price adjustment clauses included in the purchase agreements. At each consolidated balance sheet date, these purchase price adjustment clauses are reviewed, which may result in an increase or reduction to the note payable consideration recorded at acquisition to reflect either more or less non-cash working capital than was originally recorded.

As at December 31, 2010, additional consideration, specified in certain purchase agreements, may be payable based on future performance parameters. This contingent consideration is not determinable and will be recognized as an adjustment to goodwill in the period in which the contingency is resolved. During 2010, $2,459,000 (2009 – $2,324,000) in contingent consideration of this nature was recorded.

In the case of some acquisitions, additional payments may be made to the employees of an acquired company that are based on their continued service over an agreed period of time. These additional payments are not included in the purchase price. They are expensed as compensation as services are provided by the employees.

Acquisitions in 2010

On March 1, 2010, the Company acquired the net assets and business of Project Control Group Inc. (PCGI) for cash consideration and notes payable. The acquisition of this firm, located in Toronto, Ontario, strengthened the Company's program and project management expertise.

On April 30, 2010, the Company acquired the shares and business of the Winnipeg, Manitoba-based firm TetrES Consultants Inc. (TetrES) for cash consideration and notes payable. TetrES is an environmental management consulting firm that specializes in infrastructure and master planning, environmental assessment, and management of strategic regulatory issues and regulatory defense and expert testimony for the energy, government, mining, food-processing, petrochemical, and tribunal support sectors. The acquisition of this firm strengthened the Company's environmental services in Canada.

On July 2, 2010, the Company acquired the shares and business of IEA Holdings, Inc. (IEA) for cash consideration and promissory notes. The acquisition of IEA, headquartered in Portland, Maine, enhanced the Company's expertise in the power sector. IEA specializes in providing engineering, project management, procurement, construction management, and start-up services for the energy market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

On July 23, 2010, the Company acquired the shares and business of WilsonMiller, Inc. for cash consideration and promissory notes. Headquartered in Naples, Florida, with offices throughout the state, WilsonMiller, Inc. is a multidisciplinary planning, design, and engineering firm that provides services for infrastructure, transportation, land management, and environmental projects to public and private sector clients.

On July 30, 2010, the Company acquired the net assets and business of Natural Resources Consulting, Inc. (NRC) for cash consideration and promissory notes. The acquisition of this firm, headquartered in Cottage Grove, Wisconsin, strengthened the Company's Environment practice area. NRC provides environmental permitting and compliance support services particularly related to the siting and permitting of electrical transmission lines, natural gas and petroleum pipelines, and renewable energy projects.

On August 6, 2010, the Company acquired the net assets and business of Communication Arts, Inc. (CommArts) for cash consideration and notes payable. The acquisition of this firm, headquartered in Boulder, Colorado, enhanced the Company’s Architecture practice. CommArts is a design firm that specializes in project visioning, branding, and associated conceptual architectural and environmental graphics.

On September 10, 2010, the Company acquired the shares and business of Anshen & Allen Architecture, Inc. (Anshen + Allen) for cash consideration and notes payable. Anshen + Allen is an international architecture firm that specializes in the design of healthcare, academic, and research facilities through offices in San Francisco, California; Columbus, Ohio; Boston, Massachusetts; and London, England.

On September 15, 2010, the Company acquired the shares and business of ECO:LOGIC Engineering (ECO:LOGIC) for cash consideration and promissory notes. The acquisition of ECO:LOGIC, based in Rocklin, California, enhanced the services offered in the Company's Environment practice area. ECO:LOGIC specializes in the planning, permitting, design, construction management, and operations of water and wastewater facilities in northern California and Nevada.

On October 8, 2010, the Company acquired the net assets and business of Street Smarts, Inc. and Data Smarts, LLC (Street Smarts) for cash consideration and promissory notes. These firms, based in Duluth, Georgia, provide services to both the public and private sectors in transportation planning, traffic engineering, roadway design, surveying and geomatics, subsurface utility engineering, and land development. The acquisition of Street Smarts will provide greater depth to the Transportation practice in the southeastern United States and build on the Company's current presence in Atlanta, Georgia.

On December 3, 2010, the Company acquired the shares and business of Burt Hill, Inc. (Burt Hill) for cash consideration and promissory notes. This Pennsylvania-headquartered international architecture and engineering firm specializes in higher education and healthcare design. Burt Hill’s office locations largely complement the Company's existing operations along the US East Coast, including shared presence in Pittsburgh and Philadelphia, Pennsylvania; Boston, Massachusetts; Columbus, Ohio; and Phoenix, Arizona. The acquisition also adds US staff in Butler and State College, Pennsylvania; Cleveland, Ohio; Washington, DC; and Miami, Florida, and international staff in the United Arab Emirates and India.

During 2010, the Company adjusted the purchase prices on the Granary Associates, Inc. (Granary); the Jacques Whitford Group Ltd. and Jacques Whitford Global Group Limited (Jacques Whitford); The Zande Companies, Inc.; the Murphy Hilgers Architects Inc.; the Dunlop Architects Inc.; and the McIntosh Engineering Holdings Corporation acquisitions pursuant to purchase price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital and notes payable.

During 2010, the purchase price allocations for the Granary and PCGI acquisitions were finalized. The Company expects to finalize the purchase price allocation for the TetrES acquisition in the first quarter of 2011; the purchase price allocations for the IEA, WilsonMiller, Inc., NRC, and CommArts acquisitions in the second quarter of 2011; the purchase price allocations for the ECO:LOGIC and Anshen + Allen acquisitions in the third quarter of 2011; and the purchase price allocations for Street Smarts and Burt Hill in the fourth quarter of 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

Acquisitions in 2009

On January 2, 2009, the Company acquired the shares and businesses of Jacques Whitford for cash consideration of $64.0 million and notes payable of $79.0 million. This firm is a leading provider of environmental management and remediation and geotechnical engineering services. The acquisition of Jacques Whitford increased the Company’s presence in Canada and the eastern United States and expanded its ability to provide environmental assessments and permitting services, especially for the energy sector.

On November 6, 2009, the Company acquired the net assets and business of Granary for cash consideration and notes payable. The acquisition of this firm, with office locations in Philadelphia, Pennsylvania, and New York, New York, strengthened the Company’s expertise in project management, planning, architecture, and interior design, especially in the healthcare industry.

During 2009, the Company adjusted the purchase prices on the Dunlop Architects Inc.; the Vollmer Associates LLP; the Neill and Gunter Limited; the Neill and Gunter (Nova Scotia) Limited; the Fuller, Mossbarger, Scott & May Engineers, Inc.; The Zande Companies, Inc.; the RHL Design Group, Inc.; the McIntosh Engineering Holdings Corporation; and the Murphy Hilgers Architects Inc. acquisitions pursuant to purchase price adjustment clauses included in the purchase agreements. These adjustments impacted non-cash working capital and notes payable.

Aggregate consideration paid

Details of the aggregate consideration given and of the fair values of net assets acquired or adjusted for are as follows:

	Total	Total
	2010	2009
(In thousands of Canadian dollars)	$	$

Cash consideration	79,256	73,078
Notes payable	34,635	71,701

Purchase price	113,891	144,779

Assets and liabilities acquired at fair values
Cash acquired	12,267	-
Bank indebtedness assumed	(3,895)	(4,596)
Non-cash working capital	(12,911)	25,917
Property and equipment	13,660	16,606
Investments	1,493	3,431
Goodwill	99,629	104,702
Other long-term assets	5,806	-
Intangible assets
Client relationships	13,119	12,997
Contract backlog	5,289	10,756
Other	195	3,553
Other long-term liabilities	131	(2,706)
Non-controlling interest in subsidiaries	83	(186)
Long-term debt	(15,883)	(15,218)
Future income taxes	(5,010)	(6,036)
Capital lease obligations	(82)	(4,441)

Net assets acquired	113,891	144,779

Of the goodwill and intangible assets resulting from acquisitions completed in 2010, $25,494,000 (2009 –$11,643,000) is deductible for income tax purposes.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

At the time of acquisition, management estimates the exit costs of consolidating or closing offices occupied by the acquired entity and costs to exit certain contractual obligations. These costs are accrued in other long-term liabilities or non-cash working capital as part of the purchase price allocation (note 9). Adjustments to the exit liabilities may impact goodwill. In 2010, the Company adjusted other long-term liabilities and non-cash working capital and impacted goodwill for the Jacques Whitford, NRC, WilsonMiller, Inc., IEA, and Anshen + Allen acquisitions.

3 . Property and Equipment
	2010		2009
		Accumulated		Accumulated
	Cost	Depreciation	Cost	Depreciation
(In thousands of Canadian dollars)	$	$	$	$

Engineering equipment	84,690	49,503	75,541	44,307
Office equipment	44,644	25,631	42,270	22,861
Automotive equipment	7,955	5,508	7,123	4,850
Leasehold improvements	69,327	23,449	58,856	16,277
Assets under capital leases	3,044	1,271	2,295	935
Buildings	9,451	1,715	11,046	1,754
Land	1,962	-	2,109	-

	221,073	107,077	199,240	90,984

Net book value	113,996		108,256

Included in leasehold improvements is construction work in progress in the amount of $363,971 (2009 –$1,646,000), on which depreciation has not started. The Company entered into capital leases for certain office and automotive equipment. The depreciation on assets under capital leases was $729,000 for 2010 (2009 –$688,000).

4 . Goodwill
	2010	2009
(In thousands of Canadian dollars)	$	$

Goodwill, beginning of the year	468,814	446,818
Current year acquisitions	100,505	108,713
Impairment	-	(35,000)
Contingent consideration payments	2,459	2,324
Purchase price adjustments	(3,335)	(6,335)
Impact of foreign exchange	(16,997)	(47,706)

Goodwill, end of the year	551,446	468,814

Goodwill recognized from acquisitions includes factors such as the expertise and reputation of the assembled workforce acquired, the geographic location of the acquiree, and the expected synergies. In accordance with its accounting policies, the Company conducts an annual goodwill impairment test as of July 1, or more frequently if circumstances indicate that an impairment may occur. The Company allocates goodwill to its reporting units. In 2008 and the first quarter of 2009, these reporting units were defined as Canada, US West, and US East. Effective April 1, 2009, the reporting units were defined as Canada West, Canada East, US West, and US East. Reporting units are determined based on the way management organizes the Company for making operating decisions and assessing performance. The Company does not monitor goodwill at or allocate goodwill to its practice areas.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

Management believes that the methodology used to test impairment of goodwill, which involves a significant number of judgments and estimates, provides a reasonable basis for determining whether an impairment has occurred. Many of the factors used in determining whether or not goodwill is impaired are outside management’s control and involve inherent uncertainty. Therefore, actual results could differ from those estimated. As well, it is reasonably likely that assumptions and estimates will change in future periods and could have a significant impact on the fair value of a reporting unit, possibly resulting in future impairments.

Goodwill impairment testing is a two-step process. In the first step, the Company compares the fair values of its reporting units to their respective carrying values. The Company estimates fair value using market information and discounted after-tax cash flow projections, which is known as the income approach. The income approach uses a reporting unit’s projection of estimated operating results and discounted cash flows based on a discount rate that reflects current market conditions. For its 2010 impairment test, the Company discounted its reporting units' cash flows using discount rates ranging from 9.7% to 11.5% (2009 – 10.5% to 12.0%). To arrive at cash flow projections, the Company used estimates of economic and market information over the projection period, including growth rates in revenues, costs, estimates of future expected changes in operating margins, and cash expenditures. Other significant estimates and assumptions included terminal value growth rates, future estimates of capital expenditures, and changes in future working capital requirements.

The Company validates its estimate of the fair value of each reporting unit under the income approach by comparing the resulting multiples to multiples derived from comparable public company transactions or acquisition multiples on comparable private company transactions. The Company reconciles the total of the fair values of its reporting units with its market capitalization to determine if the sum of the individual fair values is reasonable. If the reconciliation indicates a significant difference between the external market capitalization and the fair values of the reporting units, the Company reviews and adjusts, if appropriate, the discount rates by reporting units and considers if the implied control premium is reasonable in light of current market conditions.

If the carrying value of a reporting unit is higher than its fair value, goodwill is potentially impaired and step two of the impairment test must be performed. In step two, the amount of the impairment is calculated by comparing the implied fair value of the reporting unit’s goodwill to the carrying value of the goodwill. The implied fair value of the goodwill is calculated in the same manner as if the reporting unit were being acquired in a business combination. If the implied fair value of the goodwill is less than its carrying value, an impairment charge is recorded for the difference. The impairment charge is recorded as a reduction in the carrying value of the goodwill on the consolidated balance sheet and recognized as a non-cash impairment charge in income.

During the third quarter of 2010, based on the results of the annual impairment test, the Company concluded that the fair value of its four reporting units exceeded their carrying value and, therefore, goodwill was not impaired. The fair value of three of the reporting units exceeded their carrying value by a substantial amount, whereas the fair value of the US West reporting unit exceeded its carrying value by approximately 9.0%. As at July 1, 2010, the carrying value of the US West goodwill was $154.4 million, or 32.5%, of the consolidated goodwill balance.

If market and economic conditions deteriorate or if volatility in the financial markets causes declines in its stock price, increases the weighted average cost of capital, or changes valuation multiples or other inputs to its goodwill assessment, the Company may need to test its goodwill for impairment between its annual testing periods. In addition, it is possible that changes in the numerous variables associated with the judgments, assumptions, and estimates made by management in assessing the fair value of the Company's goodwill could cause its reporting units to be impaired. Goodwill impairment charges are non-cash charges that could have a material adverse effect on the Company’s consolidated financial statements but in themselves do not have any adverse effect on its liquidity, cash flows from operating activities, or debt covenants and will not have an impact on its future operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

During the third quarter of 2009, the Company completed step one of the impairment test and determined that the US West reporting unit was impaired. The impairment was due to fluctuations in the market and uncertainties arising from overall economic conditions primarily relating to the Urban Land practice area, which comprised approximately 19% of the reporting unit's year-to-date gross revenue as at September 30, 2009, compared to approximately 60% for the same period in 2006 when economic conditions were favorable for the practice. Upon completion of step two of the impairment test, the Company determined that the goodwill of this reporting unit was impaired. A $35.0 million impairment charge was attributed to the US West reporting unit and reflected as a non-cash charge to income. As at September 30, 2009, after the impairment charge, the aggregate carrying value of the US West goodwill was $157.2 million, or 33.8% of the consolidated goodwill balance.

5 . Intangible Assets
	2010			2009
	Gross			Gross
	Carrying	Accumulated	Impairment of	Carrying	Accumulated
	Amount	Amortization	Assets	Amount	Amortization
(In thousands of Canadian dollars)	$	$	$	$	$

Client relationships	72,102	20,188	703	61,391	15,676
Contract backlog	10,588	5,814	-	11,048	5,349
Software	21,938	6,362	-	13,774	4,389
Other	4,963	2,085	1,069	4,764	1,408

	109,591	34,449	1,772	90,977	26,822

Carrying amount	73,370			64,155

Once an intangible asset is fully amortized, the gross carrying amount and related accumulated amortization are removed from the accounts. Other than goodwill, the Company has not recorded any intangible assets with indefinite lives. Included in software are capital leases with a net book value of $10,744,000. Also included in software is $489,000 in internally generated software that is not ready for use and, therefore, is not being amortized. For intangible assets held as of December 31, 2010, the estimated aggregate amortization expense for each of the next five years and thereafter is as follows:

(In thousands of Canadian dollars)		$

	2011	16,616
	2012	10,019
	2013	8,579
	2014	7,931
	2015	5,715
	Thereafter	24,510

		73,370

In accordance with its accounting policies, the Company tests intangible assets for recoverability when events or a change in circumstances indicate that their carrying amount may not be recoverable. The determination of recoverability is based on an estimate of undiscounted cash flow, and the measurement of impairment loss is based on the amount that the carrying value of an intangible asset exceeds its fair value. As part of the impairment test, the Company updates its future cash flow assumptions and estimates, including factors such as current and future contracts with clients, margins, market conditions, and the useful lives of the assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

During 2010, as a result of this review, the Company recorded a $1,772,000 non-cash impairment charge to income related to certain client relationships and a lease advantage. The impairment primarily reflected a decline in expected future cash flows from these clients and a reduction in the value of a favorable lease in the Company’s New York, New York, office. The remaining carrying value of these specific client relationships, following this impairment charge, was $947,000. The carrying value of the favorable lease was reduced to zero.

During 2009, as a result of this review, the Company concluded that there was no impairment to intangible assets.

6 . Other Assets	2010	2009
(In thousands of Canadian dollars)	$	$

Investments held for self-insured liabilities	46,578	38,418
Investments in associated companies	2,831	6,631
Investments – other	4,489	713
Holdbacks on long-term contracts	5,966	3,411
Assets held for sale	3,385	845
Other	4,288	5,659

	67,537	55,677
Less current portion	8,750	6,550

	58,787	49,127

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. These investments are classified as available for sale and are stated at fair value.

The fair value of the bonds at December 31, 2010, was $31,564,000 (2009 – $26,748,000), and the fair value of the equities was $15,014,000 (2009 – $11,670,00). The amortized cost of the bonds at December 31, 2010, was $31,002,000 (2009 – $26,250,000), and the cost of the equities was $13,040,000 (2009 – $11,556,000). The bonds bear interest at rates ranging from 1.43 % to 5.5% per annum (2009 – 2.625 % to 7.0%). The term to maturity of the bond portfolio, stated at fair value, is $3,433,000 (2009 – $3,780,000) due within one year, $28,131,000 (2009 – $22,968,000) due within two to five years, and nil due within five to seven years (2009 – nil). Interest earned on the bonds in 2010 was $1,016,000 (2009 – $860,000; 2008 – $962,000). The Company does not intend, nor is required, to sell these investments before the recovery of their cost or amortized cost basis.

Investments in associated companies are accounted for using the equity method and include Teshmont Consultants Inc. (50%), SSBV Consultants Inc. (33.3%), Planning & Stantec Limited (50%), CLFN-AXYS Limited Partnership (49%), Kavik-AXYS Inc. (24.5%), Fort Mckay-Stantec Evergreen Inc. (49%), Nunami Stantec Limited (49%), ADC-Stantec Inc. (49%), Neegan Naynowan Stantec LP (49%), and AIVEK Stantec Limited Partnership (49%).

On August 31, 2010, the Company sold its 30% equity investments in Fugro Jacques Geosurveys Inc. and Fugro Jacques N.V. for an aggregate price of $10,000,000, resulting in a $7,183,000 ($5,942,000 net of tax) gain on sale.

The Company is in the process of selling certain property and equipment. These assets meet the criteria for assets held for sale. Therefore, they are measured at the lower of their carrying value and fair value less costs to dispose and are no longer depreciated.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

7.	Accounts Payable and Accrued Liabilities
		2010	2009
	(In thousands of Canadian dollars)	$	$

	Trade accounts payable	62,584	63,204
	Employee and payroll liabilities	92,842	77,582
	Accrued liabilities	36,680	26,389

		192,106	167,175

8.	Long-Term Debt
		2010	2009
	(In thousands of Canadian dollars)	$	$

	Non-interest-bearing note payable	195	177
	Other notes payable	86,432	91,830
	Bank loan	220,217	134,600
	Capital lease obligations	9,715	7,590

		316,559	234,197
	Less current portion	47,265	35,428

		269,294	198,769

The non-interest-bearing note payable is due November 1, 2027, in the amount of $933,000. The note's carrying value of $195,000 is determined using a discount rate of 9.75%. If the non-interest-bearing note payable was discounted at interest rates in effect at December 31, 2010, the fair value of the note would be $468,000 (2009 – $318,000).

The weighted average rate of interest on the other notes payable is 4.36% (2009 – 4.98%). The notes may be supported by promissory notes and are due at various times from 2011 to 2013. The aggregate maturity value of the notes is $86,451,000 (2009 – $91,895,000). As at December 31, 2010, $36,781,000 (2009 – $25,684,000) of the notes' carrying value was payable in US funds (2010 – US$36,981,000; 2009 – US$24,438,000). The carrying value of the other notes payable approximates their fair value based on interest rates in effect at December 31, 2010.

During the third quarter of 2010, the Company reached an agreement to increase the limit of its existing revolving credit facility from $300 million to $350 million and extended the maturity date to August 2013. This agreement also allows the Company access to an additional $75 million under the same terms and conditions on approval from its lenders. The facility is available for future acquisitions, working capital needs, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR or bankers’ acceptance rates, plus specified basis points. The specified basis points may vary, depending on the Company’s level of consolidated debt to EBITDA (a non-GAAP measure), from 100 to 225 for Canadian prime and US base rate loans and from 200 to 325 for bankers' acceptances, LIBOR loans, and letters of credit. As at December 31, 2010, $144,217,000 of the bank loan was payable in US funds (US$145,000,000), and $76,000,000 was payable in Canadian funds. As at December 31, 2009, $105,100,000 of the bank loan was payable in US funds (US$100,000,000), and $29,500,000 was payable in Canadian funds. Loans may be repaid under the credit facility from time to time at the option of the Company.

During 2008, the Company entered into an interest rate swap agreement that had the effect of converting the variable interest obligation associated with US$100 million of the credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread, until September 3, 2010 (note 12).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

The average interest rate applicable at December 31, 2010, was 2.97%. Taking the effect of the interest rate swap into consideration, the average interest rate applicable at December 31, 2009, was 3.42%. The credit facility contains restrictive covenants (note 16). All the assets of the Company are held as collateral under a general security agreement for the bank loan.

The funds available under the revolving credit facility are reduced by any outstanding letters of credit. At December 31, 2010, the Company had issued and outstanding letters of credit totaling $4,736,000 (2009 –$141,000) payable in Canadian funds, $1,286,000 (US$1,293,000) (2009 – $1,882,000, US$1,791,000) payable in US funds, and $467,000 (QAR1,724,000) payable in Qatari rial funds that expire at various dates before January 2012. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations and certain project work. At December 31, 2010, $123,294,000 (2009 – $163,377,000) was available in the revolving credit facility for future activities.

As at December 31, 2010, there were $142,000 (US$143,000) (2009 – $518,000, US$493,000) additional letters of credit outstanding payable in US funds and $5,000 (2009 – $114,000) payable in Canadian funds that were assumed from acquisitions. The Company also has a surety facility to facilitate, as part of the normal course of operations, the issuance of bonds for certain types of project work. As at December 31, 2010, $11,472,000 (US$11,535,000) (2009 – $11,470,000, US$10,913,000) in bonds had been issued under this surety facility.

As at December 31, 2010, the Company's capital lease obligations included capital leases bearing interest at rates ranging from 2.29% to 13.89%. These capital leases expire at various dates before April 2013. The interest incurred on capital lease obligations in 2010 was $444,000 (2009 – $220,000).

The principal repayments required on long-term debt in each of the next five years and thereafter are as follows:

(In thousands of Canadian dollars)		$

	2011	47,265
	2012	39,756
	2013	229,034
	2014	54
	2015	27
	Thereafter	423

		316,559
The interest incurred on long-term debt in 2010 was $9,457,000 (2009 – $ 11,290,000; 2008 – $7,784,000).

9 . Other Liabilities
	2010	2009
(In thousands of Canadian dollars)	$	$

Provision for self-insured liabilities	33,372	31,284
Deferred gain on sale leaseback	4,441	4,877
Lease inducement benefits	23,434	21,764
Liabilities on lease exit activities	3,376	6,171
Liability for uncertain tax positions	1,473	1,529
Interest on other notes payable	5,746	4,622
Derivative financial instruments(note 12)	-	2,427
Other	9,363	4,733

	81,205	77,407
Less current portion	14,660	13,558

	66,545	63,849

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

Provision for self-insured liabilities

The Company self-insures a portion of its estimated liabilities that may arise in connection with reported legal claims (note 13). This provision for self-insured liabilities is based on the results of an actuarial review performed in 2010 and 2009, with the current and long-term portion determined based on the actuarial estimate. At December 31, 2010, the long-term portion was $30,256,000 (2009 – $29,424,000).

	2010	2009
(In thousands of Canadian dollars)	$	$

Provision, beginning of the year	31,284	30,265
Current year provision	9,405	9,443
Payment for claims settlement	(6,294)	(4,761)
Impact of foreign exchange	(1,023)	(3,663)

Provision, end of the year	33,372	31,284

The self-insured liability increased during 2010 primarily due to new claims incurred and reported since the end of 2009, offset by the impact of foreign exchange. The timing of claim settlement payments is dependent upon the resolution of case-specific matters and may extend over several months or years.

Deferred gain on sale leaseback

In 2004, the Company completed the sale of its office building in Edmonton, Alberta, for cash proceeds of $34,500,000. Concurrent with the sale, the Company leased the property back for a period of 15 years. The lease is accounted for as an operating lease. The resulting gain of $7,103,000 was deferred and is being amortized over the lease term.

Liabilities on lease exit activities

Charges are accrued when management closes offices in existing operations or finalizes plans to downsize offices in locations assumed from an acquiree upon a business acquisition. Included in the liability is the present value of the remaining lease payments, reduced by estimated sublease rentals that can reasonably be obtained.

	2010	2009
(In thousands of Canadian dollars)	$	$

Liability, beginning of the year	6,171	4,081
Current year provision:
Established for existing operations	914	3,728
Resulting from acquisitions	878	1,677
Costs paid or otherwise settled	(3,415)	(3,755)
Adjustments to purchase price allocation	(1,009)	1,029
Impact of foreign exchange	(163)	(589)

Liability, end of the year	3,376	6,171

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

10.  Non-controlling interest

As part of the Jacques Whitford acquisition in 2009, the Company acquired an 80% interest in I.R. Wilson Consultants Ltd. During 2010, the Company purchased the remaining 20% interest in I.R. Wilson Consultants Ltd. for cash consideration. The Company has a 75% interest in The National Testing Laboratories Limited (NTLL). A non-controlling interest in these subsidiaries represents the minority interest’s share of the subsidiary’s equity. Income earned by the non-controlling interest in these subsidiaries was nil during 2010. In 2009, the Company entered into an agreement whereby it commits to purchase in the future the non-controlling interests of NTLL over a period ending in 2014.

11.  Commitments

The Company has entered into various commitments including commitments for annual basic premises rent under long-term leases, software support, and equipment and vehicle operating leases. The commitments for the next five years and thereafter are as follows:

(In thousands of Canadian dollars)		$

	2011	81,775
	2012	73,788
	2013	64,115
	2014	53,141
	2015	46,872
	Thereafter	148,396

		468,087

The premises rental expense for the year ended December 31, 2010, was $63,255,000 (2009 – $64,301,000; 2008 – $48,602,000). Sublease rental income for the year ended December 31, 2010, was $3,403,000 (2009 – $2,950,000; 2008 – $2,159,000). Commitments for future sublease revenue total $7,615,000.

12.   Derivative Financial Instruments

As at December 2010, the Company had no foreign currency forward contract arrangements. As at December 31, 2009, the Company had entered into foreign currency forward contract arrangements that provided for the purchase of US$75,000,000 at rates ranging from 1.05310 to 1.05485 per US dollar maturing over the next month. These derivative financial instruments were entered into to mitigate the risk of foreign currency fluctuations on net operating assets denominated in US dollars. The fair value of these contracts, estimated using third-party market indications and forecasts as at December 31, 2009, was an unrealized loss of $270,000. The unrealized loss relating to these derivative financial instruments was recorded in income as a foreign exchange loss and in the consolidated balance sheet as other liabilities.

During 2008, the Company entered into a US$100 million interest rate swap agreement that matured on September 3, 2010. This swap agreement had the effect of converting the variable interest rate on US$100 million of the Company's revolving credit facility, based on a LIBOR rate, into a fixed interest rate of 3.43%, plus an applicable basis points spread. The fair value of the interest rate swap, estimated using third-party market indicators and forecasts at December 31, 2009, was an unrealized loss of $2,157,000 ($1,531,000 net of tax). The Company designated the swap as a cash flow hedge against its revolving credit facility; therefore, the unrealized loss relating to this derivative financial instrument was recorded in other comprehensive income and in the consolidated balance sheet as other liabilities. The hedging relationship was effective from the date of entering into the swap to September 3, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

13.   Contingencies and Guarantees

In the normal conduct of operations, various legal claims are pending against the Company alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. In some cases, parties are seeking damages that substantially exceed the Company's insurance coverage. Based on advice and information provided by legal counsel, the Company's previous experience with the settlement of similar claims, and the results of the annual actuarial review, management believes that the Company has recognized adequate provision for probable and reasonably estimable liabilities associated with these claims and that their ultimate resolution will not materially exceed insurance coverages or have a material adverse effect on the Company's consolidated financial position or annual results of operations. Management cannot estimate the extent to which losses exceeding those already recorded in the financial statements may be incurred.

During 2009, the Company issued a guarantee, up to a maximum of US$60 million, for project work with the US federal government. If the guarantee is exercised, the Company has recourse to its insurers, subject to certain deductibles, policy terms, and limits, to recover claims costs and damages arising from errors or omissions in professional services. This guarantee remained outstanding in 2010, but the Company did not make any payments under this guarantee, and no amounts were accrued in the consolidated financial statements with respect to the guarantee.

In the normal course of business, the Company provides indemnifications and, in very limited circumstances, surety bonds. These are often standard contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. The Company also indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require the Company to compensate the counterparty for costs incurred as a result of various events, including changes in or in the interpretation of laws and regulations, or as a result of legal claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. The Company carries liability insurance, subject to certain deductibles and policy limits, that provides protection against certain insurable indemnifications. Historically, the Company has not made any significant payments under such indemnifications, and no amounts have been accrued in the accompanying consolidated financial statements with respect to these indemnifications.

14 . Share Capital

Authorized

Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the Board of Directors

Common shares

During 2010, 198,300 (2009 – nil; 2008 – 351,400) common shares were repurchased for cancellation pursuant to an ongoing normal course issuer bid at a cost of $4,887,000 (2009 – nil; 2008 – $8,914,000). Of this amount, $965,000 and $59,000 (2009 – nil; 2008 – $1,688,000 and $58,000) reduced the share capital and contributed surplus accounts, respectively, with $3,863,000 (2009 – nil; 2008 – $7,168,000) being charged to retained earnings.

During 2010, the Company recognized a stock-based compensation expense of $2,822,000 (2009 – $3,985,000; 2008 – $5,118,000) in administrative and marketing expenses. Of the amount expensed, $1,889,000 related to the fair value of options granted (2009 – $3,028,000; 2008 – $4,887,000), $933,000 related to deferred share unit

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

compensation (2009 – $957,000; 2008 – $120,000), and nil related to the restricted shares issued on the Keith acquisition (2009 – nil; 2008 – $111,000). The fair value of options granted was reflected through contributed surplus; the deferred share unit compensation was reflected through accrued liabilities; and the restricted shares were reflected through deferred stock compensation. Upon the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital. Upon the vesting of restricted shares for which a stock-based compensation expense has been recognized, the related portion of contributed surplus is credited to share capital.

During 2010, the Company renewed its normal course issuer bid with the Toronto Stock Exchange, which enables it to purchase up to 2,287,166 common shares during the period of June 1, 2010, to May 31, 2011.

During 2010, the Company filed a short-form base shelf prospectus with all securities regulatory authorities in Canada. The Company concurrently filed a shelf registration statement in the United States on Form F-10, which was effective upon filing in definitive form. Pursuant to the prospectus, the Company may issue up to $300 million in common shares from time to time during a 25-month period effective May 6, 2010, by way of one or more prospectus supplements. During 2010, no common shares were issued pursuant to the prospectus.

Share options

Under the Company's share option plan, options to purchase common shares may be granted by the Board of Directors to officers and employees. Options are granted at exercise prices equal to or greater than fair market value at the issue date, generally vest evenly over a three-year period, and have contractual lives that range from 7 to 10 years. The aggregate number of common shares reserved for issuance that may be purchased upon the exercise of options granted pursuant to the plan shall not exceed 4,487,026 common shares. At December 31, 2010, 1,835,566 options were available for issue.

The Company has granted share options to officers and employees to purchase 1,480,831 shares at prices between $10.80 and $30.61 per share. These options expire on dates between January 3, 2012, and August 18, 2015.

	2010		2009		2008
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
	#	$	#	$	#	$
Share options,
beginning of the
year	1,752,298	22.65	2,061,828	20.97	1,751,022	18.32
Granted	-	-	-	-	480,000	29.40
Exercised	(249,800)	12.19	(268,697)	8.73	(97,860)	12.25
Forfeited	(10,838)	29.59	(30,837)	29.34	(58,502)	24.86
Cancelled	(10,829)	29.77	(9,996)	30.21	(12,832)	22.87

Share options, end
of the year	1,480,831	24.31	1,752,298	22.65	2,061,828	20.97

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

The options held by officers and employees at December 31, 2010, were as follows:
	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
Range of		Average	Average		Average	Average
Exercise		Remaining	Exercise	Shares	Remaining	Exercise
Prices	Outstanding	Contractual	Price	Exercisable	Contractual	Price
$	#	Life in Years	$	#	Life in Years	$

10.80 – 13.55	300,665	1.39	12.35	300,665	1.39	12.35
20.37 – 20.42	323,500	2.65	20.39	323,500	2.65	20.39
29.40 – 30.61	856,666	4.14	29.99	710,732	4.04	30.11

10.80 – 30.61	1,480,831	3.26	24.31	1,334,897	3.11	23.76

The fair value of options granted subsequent to January 1, 2002, is determined at the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected share price volatility.

The estimated fair value of options granted at the share market price on the grant date was determined using the weighted average assumptions indicated below. No options were granted in 2010 and 2009.

2008

Risk-free interest rate (%)	3.09
Expected hold period to exercise (years)	5.5
Volatility in the price of the Company's shares (%)	29.6
We ighted average fair value per option ($)	9.82

The expected volatility was based on the historical volatility of the Company’s shares over a period commensurate with the expected term of the share option. The risk-free interest rate for the expected life of the options was based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data was used to estimate the expected life of the option.

A summary of the status of the Company’s non-vested options as of December 31, 2010, and of changes in the year are as follows:

	Number of Shares	Weighted Average
	Subject to Option	Grant Date Fair Value
	#	$

Non-vested, beginning of the year	444,316	10.08
Vested	(287,544)	10.22
Forfeited	(10,838)	9.95

Non-vested share options, end of the year	145,934	9.82

As of December 31, 2010, 145,934 options remained unvested, and a total unrecognized compensation cost of $303,000 was related to the Company’s share option plans. This cost is expected to be recognized over a weighted average period of 0.63 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

For all outstanding options at December 31, 2010, the aggregate intrinsic value was $5,062,000. For fully vested share options and share options outstanding at December 31, 2010, that are expected to vest in the future, the aggregate intrinsic value was $5,080,000. For options exercisable at December 31, 2010, the intrinsic value at December 31, 2010, was $5,306,000. The total intrinsic value of options exercised during the years ended December 31, 2010, 2009, and 2008, was $3,764,000, $5,181,000, and $1,910,000, respectively.

Deferred share units

Under the Company’s deferred share unit plan, the chief executive officer (CEO) and directors of the board of the Company may receive deferred share units equal to one common share. These units are paid out to the CEO and directors of the board of the Company upon their death or retirement, or, in the case of the CEO, on termination, in the form of cash and are valued at the weighted-by-volume average of the closing market price of the Company’s common shares for the last 10 trading days of the month of death, retirement, or termination. Deferred share units cannot be paid in the form of Company shares. In 2010, no deferred share units were paid (2009 – $428,000; 2008 – $464,000). These units are recorded at fair value based on the weighted-by-volume average closing market price of the Company’s common shares for the last 10 trading days of the period end date. As at December 31, 2010, 118,005 units were outstanding (2009 – 78,472; 2008 – 60,800) with an intrinsic value of $3,294,000 (2009 – $2,361,000; 2008 – $1,833,000).

Restricted shares

In 2005, the former shareholders of Keith received restricted shares in connection with its acquisition. These restricted shares vested over a period ending April 1, 2008. Upon the vesting of the restricted shares, common shares were issued. As at December 31, 2010, 2009, and 2008, no restricted shares were outstanding.

15.   Financial Instruments

The Company classifies its financial instruments as follows:

·	Cash and cash equivalents are classified as financial assets held for trading and are recorded at fair value, with realized and unrealized gains and losses reported in income.
·
Accounts receivable are classified as receivables and are initially accounted for at fair value and subsequently adjusted for any allowance for doubtful accounts, with realized gains and losses reported in income.

·
Investments held for self-insured liabilities are classified as financial assets available for sale and are recorded at fair value, with accumulated unrealized gains and losses reported in other comprehensive income until disposed of, at which time the realized gains and losses are recognized in income.

·
Accounts payable and accrued liabilities, bank indebtedness, and long-term debt are classified as other financial liabilities and are initially recorded at fair value and subsequently recorded at amortized cost using the effective interest rate method, with realized gains and losses reported in income.

·
Derivative other assets and liabilities are classified as held for trading and are accounted for at fair value, with realized and unrealized gains and losses reported in income unless the derivative qualifies and is designated as an effective cash flow hedge, in which case unrealized gains and losses are recorded in other comprehensive income.

Fair Value

The fair value of a financial instrument on initial recognition is normally the transaction price, which is the value of the consideration given or received. Transaction costs on financial instruments are expensed when incurred except for transaction costs incurred on the renewal of a revolving credit facility, which are deferred and amortized over the life of the facility. Purchases and sales of financial assets are accounted for at trade dates. Subsequent to initial recognition, the fair values of financial instruments are based on the bid prices in quoted active markets for financial assets and on the ask prices for financial liabilities. The fair values of derivatives are based on third-party indicators and forecasts. The fair values of cash and cash equivalents, accounts receivable, and accounts payable

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

and accrued liabilities approximate their carrying values because of the short-term maturity of these instruments. The carrying value of bank loans approximates their fair value because the applicable interest rate is based on variable reference rates. The carrying values of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the consolidated financial statements.

CICA Handbook Section 3862 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

·	Level 1 inputs are quoted prices in active markets for identical assets or liabilities at the measurement date.
·
Level 2 inputs are observable inputs other than quoted prices included within level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable directly or indirectly.

·	Level 3 inputs are unobservable inputs for the asset or liability that reflect the reporting entity’s own assumptions and are not based on observable market data.

In forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

The following tables present the Company’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010, and December 31, 2009.

	Carrying	Quoted Prices in	Significant
	Amount of Asset	Active Markets	Other	Significant
	at December 31,	for Identical	Observable	Unobservable
	2010	Items (Level 1)	Inputs (Level 2)	Inputs (Level 3)
(In thousands of Canadian dollars)	$	$	$	$

Assets:
Investments held for self-insured liabilities	46,578	46,578	-	-

	Carrying Amount	Quoted Prices in
	of Asset/Liability	Active Markets	Significant Other	Significant
	at December 31,	for Identical Items	Observable	Unobservable
	2009	(Level 1)	Inputs (Level 2)	Inputs (Level 3)
(In thousands of Canadian dollars)	$	$	$	$

Assets:
Investments held for self-insured liabilities	38,418	38,418	-	-

Liabilities:
Foreign currency forward contracts	270	-	270	-
Interest rate swap	2,157	-	2,157	-

	2,427	-	2,427	-

Investments held for self-insured liabilities are measured based on active market prices for identical bonds and equity securities. Forward contracts are determined based on the estimated cash payment or receipt necessary to settle the contract. Cash payments or receipts are based on discounted cash flow analysis using current market rates and prices. The valuation of the interest rate swap is based on similar transactions observable in active markets or industry standard models that primarily rely on market observable inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

Credit Risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, derivative financial instruments, investments held for self-insured liabilities, and accounts receivable. The Company's maximum amount of credit risk exposure is limited to the carrying amount of these financial instruments, which was $399,697,000 as at December 31, 2010 (2009 – $306,313,000).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in and entering into derivative agreements with high-quality credit institutions. Investments held for self-insured liabilities include bonds and equities. The risk associated with bonds and equities is mitigated by the overall quality and mix of the Company's investment portfolio.

The Company maintains an allowance for estimated losses on accounts receivable. The estimate is based on the best assessment of the collectibility of the related receivable balance based, in part, on the age of the outstanding accounts receivable and on the Company's historical collection and loss experience. The following table provides a reconciliation of changes to the Company's allowance for doubtful accounts:

Allowance for doubtful accounts
	2010	2009	2008
(In thousands of Canadian dollars)	$	$	$

Balance, beginning of the year	9,395	11,597	10,508
Provision for doubtful accounts	5,915	17,151	22,508
Deductions	(6,892)	(17,734)	(23,702)
Impact of foreign exchange	(385)	(1,619)	2,283

Balance, end of the year	8,033	9,395	11,597

Accounts receivable assumed from acquired companies are recognized at their fair value at the time of acquisition.

The Company mitigates the risk associated with accounts receivable by providing services to diverse clients in various industries and sectors of the economy. It does not concentrate its credit risk in any particular client, industry, economic, or geographic sector. In addition, management reviews accounts receivable past due on an ongoing basis with the objective of identifying matters that could potentially delay the collection of funds at an early stage. The Company monitors accounts receivable to an internal target of days of revenue in accounts receivable (a non-GAAP measure). At December 31, 2010, there were 63 days of revenue in accounts receivable (2009 – 59 days).

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet obligations associated with its financial liabilities as they fall due. The Company meets its liquidity needs through a variety of sources, including cash generated from operations, long- and short-term borrowings from the $350 million credit facility, and the issuance of common shares. The unused capacity of the credit facility at December 31, 2010, was $123,294,000. The Company believes that internally generated cash flows, supplemented by borrowings and additional equity issues, if necessary, will be sufficient to cover its normal operating and capital expenditures as well as currently anticipated acquisition activity in 2011. Liquidity risk is managed according to the Company’s internal guideline of maintaining a net debt to equity ratio of less than 0.5 to 1 (note 16).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

The timing of undiscounted cash outflows relating to financial liabilities as at December 31, 2010, is outlined in the table below:

	Total	Less Than	1–3 Years	After
		1 Year		3 Years
(In thousands of Canadian dollars)	$	$	$	$

Accounts payable and accrued liabilities	192,106	192,106	-	-
Long-term debt	317,315	47,280	268,847	1,188
Other long-term liabilities	13,846	6,226	2,853	4,767

Total financial liabilities	523,267	245,612	271,700	5,955

In addition to the financial liabilities listed in the table above, the Company will pay interest on the bank loan outstanding in future periods. Further information on long-term debt is included in note 8.

Interest Rate Risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market rates of interest. The Company is subject to interest rate cash flow risk to the extent that its credit facilities are based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds. The Company minimizes its exposure to floating rates of interest, when appropriate, by entering into interest rate swap agreements (note 12).

If the interest rate on the Company's loan balance at December 31, 2010, had been 0.5% higher, with all other variables held constant, net income would have decreased by $772,000 in the year. If the interest rate had been 0.5% lower, there would have been an equal and opposite impact on net income.

Foreign Exchange Risk

Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in the Company’s net income arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in the Company’s Canadian operations and non-US-based foreign subsidiaries. The Company minimizes its exposure to foreign exchange fluctuations on these items by matching US-dollar liabilities and, when appropriate, by entering into forward contracts to buy or sell US dollars in exchange for Canadian dollars (note 12).

If the exchange rates had been $0.01 higher or lower at December 31, 2010, with all other variables held constant, net income would have increased or decreased by approximately $31,000.

Foreign exchange fluctuations may also arise on the translation of the Company’s US-based subsidiaries and are recorded as cumulative translation adjustments in other comprehensive income. The Company does not hedge for this foreign exchange risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

16.   Capital Management

The Company’s objective when managing capital is to provide sufficient capacity to cover normal operating and capital expenditures as well as acquisition growth while maintaining an adequate return for shareholders. The Company defines its capital as the aggregate of long-term debt (including the current portion) and shareholders' equity.

The Company manages its capital structure with the flexibility to adjust to changes in economic conditions and acquisition growth and to respond to interest rate, foreign exchange, credit, and other risks. In order to maintain or adjust its capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, or raise or retire debt.

The Company periodically monitors capital by maintaining the following ratio targets:

.	Net debt to equity ratio below 0.5 to 1
.	Return on equity (ROE) at or above 14%

These objectives are established on an annual basis and are monitored on a quarterly basis. The targets for 2010 remained unchanged from those for 2009.

Net debt to equity ratio, a non-GAAP measure, is calculated as the sum of (1) long-term debt, including current portion, plus bank indebtedness, less cash and cash equivalents, divided by (2) shareholders’ equity. The Company's net debt to equity ratio was 0.41 to 1 at December 31, 2010 (2009 – 0.41 to 1). Going forward, there may be occasions when the Company exceeds its target by completing acquisitions that increase its debt level above the target for a period of time.

ROE, a non-GAAP measure, is calculated as net income for the last four quarters, divided by average shareholders' equity over each of these quarters. The Company's ROE was 16.1% for the year ended December 31, 2010 (2009 – 10.1%).

The Company is subject to restrictive covenants related to its $350 million revolving credit facility that are measured on a quarterly basis. These covenants include, but are not limited to, debt to EBITDA ratio and EBITDAR to debt service ratio (non-GAAP measures). Failure to meet the terms of one or more of these covenants may constitute a default, potentially resulting in accelerating the repayment of the debt obligation. The Company was in compliance with all the covenants under this agreement as at and throughout the year ended December 31, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

17. Accumulated Other Comprehensive Income (Loss)
				Realized
				(Gains) Losses
		Unrealized	Unrealized	on Financial
	Currency	Gains (Losses)	Gains (Losses)	Assets
	Translation	on Cash Flow	on Financial	Transferred to
	Adjustments	Hedge	Assets	Net Income	Total
(In thousands of Canadian dollars)	$	$	$	$	$

Balance, December 31, 2007	(70,513)	-	1,730	(245)	(69,028)

Current period activity	76,923	(4,218)	(3,706)	(152)	68,847
Income tax effect	-	1,244	65	3	1,312

Balance, December 31, 2008	6,410	(2,974)	(1,911)	(394)	1,131

Current period activity	(57,248)	2,061	2,739	223	(52,225)
Income tax effect	-	(618)	(48)	(4)	(670)

Balance, December 31, 2009	(50,838)	(1,531)	780	(175)	(51,764)

Current period activity	(18,981)	2,157	1,653	270	(14,901)
Income tax effect	-	(626)	(29)	(4)	(659)

Balance, December 31, 2010	(69,819)	-	2,404	91	(67,324)

The foreign currency cumulative translation adjustments represent the unrealized gain or loss on the Company's net investment in self-sustaining US-based operations. The change in the cumulative translation adjustments during the year relates to the fluctuation in the value of the Canadian dollar relative to the US dollar. Balance sheet accounts denominated in US dollars have been translated to Canadian dollars at the rate of 0.9946 (2009 –1.0510; 2008 – 1.2180).

The unrealized gains (losses) on cash flow hedge represent the unrealized gain or loss on the Company's interest rate swap agreement (note 12). The interest rate swap agreement expired on September 3, 2010.

The unrealized gains (losses) on financial assets represent the change in the fair values of investments held for self-insured liabilities (note 6).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

18.   Income Taxes

The effective income tax rate in the consolidated statements of income differs from statutory Canadian tax rates as a result of the following:

	2010	2009	2008
	%	%	%

Income tax expense at statutory Canadian rates	29.2	30.4	31.2
Increase (decrease) resulting from:
Impairment of goodwill	-	10.8	24.8
Income from associated companies	(0.3)	(0.5)	-
Rate differential on foreign income	(0.9)	(1.0)	(0.1)
Taxable capital gains	3.8	-	-
Non-deductible expenses:
Meals and entertainment	0.9	1.0	1.1
Stock-based compensation	0.3	0.7	1.0
Non-taxable foreign income net of non-creditable
withholding taxes	(2.8)	(3.0)	(2.9)
Other	(0.3)	0.6	(0.1)

	29.9	39.0	55.0

Since the Company operates in several tax jurisdictions, its income is subject to various rates of taxation. The details of income before income taxes are as follows:

	2010	2009	2008
(In thousands of Canadian dollars)	$	$	$

Domestic	151,533	131,503	128,225
Foreign	(18,017)	(39,837)	(63,726)

Total income before income taxes	133,516	91,666	64,499

The details of the income tax expense (recovery) are as follows:

	2010	2009	2008
(In thousands of Canadian dollars)	$	$	$

Current: Domestic	41,562	40,425	41,329
Foreign	867	1,174	(116)

Total current expense	42,429	41,599	41,213

Future: Domestic	(1,560)	(3,267)	(133)
Foreign	(948)	(2,606)	(5,598)

Total future recovery	(2,508)	(5,873)	(5,731)

Total: Domestic	40,002	37,158	41,196
Foreign	(81)	(1,432)	(5,714)

Total income tax expense	39,921	35,726	35,482

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

Significant components of the Company's future income tax assets and liabilities are as follows:
	2010	2009
(In thousands of Canadian dollars)	$	$

Future income tax assets
Differences in timing of deductibility of expenses	22,341	21,363
Loss carryforwards	9,581	13,680
Share issue and other financing costs	28	47
Tax cost of property and equipment in excess of carrying value	2,458	1,049
Deferred gain on sale of building	585	747
Other	2,462	2,572

	37,455	39,458
Less current portion	16,059	15,518

	21,396	23,940

	2010	2009
(In thousands of Canadian dollars)	$	$

Future income tax liabilities
Cash to accrual adjustments on acquisitions of US subsidiaries	5,402	2,266
Differences in timing of taxability of revenues	7,766	9,202
Carrying value of property and equipment in excess of tax cost	6,455	6,668
Carrying value of intangible assets in excess of tax cost	24,099	23,262
Other	2,870	3,781

	46,592	45,179
Less current portion	15,843	15,643

	30,749	29,536

At December 31, 2010, loss carryforwards of approximately $3,420,000 are available to reduce the taxable income of certain Canadian subsidiaries. These losses expire as set out below:

(In thousands of Canadian dollars)		$

	2030	1,959
	2029	335
	2028	34
	2027	719
	2026	71
	pre 2016	302

		3,420

In addition, the Company has federal loss carryforwards of approximately $19,501,000 (US$19,607,000) that are available to reduce the taxable income of certain US subsidiaries and that expire at varying times over the next 20 years. The Company also has loss carryforwards of approximately $2,730,000 that are available to reduce the taxable income of certain other foreign subsidiaries that have no expiry date.

The potential income tax benefits that will result from the application of Canadian, US, and other foreign tax losses have been recognized in these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

19.   Earnings Per Share

The number of basic and diluted common shares outstanding, as calculated on a weighted average basis, is as follows:

	2010	2009	2008
	$	$	$

Basic shares outstanding	45,690,555	45,544,688	45,584,612
Share options (dilutive effect of 624,165 options; 2009 – 1,329,798; 2008 – 1,621,828)	210,440	276,927	472,107
Restricted shares (dilutive effect of nil restricted shares; 2009 – nil; 2008 – nil)	-	-	562

Diluted shares outstanding	45,900,995	45,821,615	46,057,281

At December 31, 2010, 856,666 (2009 – 422,500; 2008 – 440,000) options were antidilutiveand therefore were not considered in computing diluted earnings per share.

20.   Cash Flows From Operating Activities

Cash flows from operating activities determined by the indirect method are as follows:

	2010	2009	2008
(In thousands of Canadian dollars)	$	$	$

CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	93,595	55,940	29,017
Add (deduct) items not affecting cash:
Depreciation of property and equipment	24,402	24,547	21,820
Amortization of intangible assets	17,599	19,820	14,264
Impairment of goodwill and intangible assets	1,772	35,000	58,369
Future income tax	(2,508)	(5,873)	(5,731)
Loss (gain) on dispositions of investments and property
and equipment	586	2,520	(520)
Gain on sale of equity investments (note 6)	(7,183)	-	-
Stock-based compensation expense (note 14)	2,822	3,985	5,118
Provision for self-insured liability(note 9)	9,405	9,443	12,470
Share of income from equity investments	(2,209)	(3,690)	(160)
Dividends from equity investments	2,852	1,283	150
Other non-cash items	(5,019)	(9,446)	(3,445)

	136,114	133,529	131,352

Change in non-cash working capital accounts:
Accounts receivable	11,586	37,298	23,987
Costs and estimated earnings in excess of billings	(1,268)	(8,486)	21,305
Prepaid expenses	3,858	(1,953)	2,499
Accounts payable and accrued liabilities	(21,793)	(49,800)	(20,088)
Billings in excess of costs and estimated earnings	(13,175)	6,522	2,728
Income taxes payable/recoverable	(538)	(17,133)	(1,753)

	(21,330)	(33,552)	28,678

Cash flows from operating activities	114,784	99,977	160,030

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

21. Joint Ventures
The Company participates in joint ventures with other parties as follows:
	Percentage Owned
	2010	2009	2008
	%	%	%

yyC.T. Joint Venture	17	17	17
Stantec – S&L Partnership	n/a	n/a	50
Edmonton International Airports Joint Venture	n/a	n/a	33
Dunlop Joint Ventures	53	50–53	33–68
Stantec Architecture Ltd./J.L. Richards & Associates
Joint Venture	50	50	50
Stantec/Parkin Joint Venture	n/a	n/a	67
Smith/Chong Joint Venture	50	50	50
Coleson Power Group Inc.	50	50	50
ACCENT Engineering Consultants Incorporated	40	40	40
FFEB JV, L.L.C.	30	30	30
Carter Burgess/FMSM Engineers JV	50	50	50
Hatch McIntosh Alliance Joint Venture	50	50	50
Kuwabara Payne McKenna Blumberg (KPMB)	50	50	50
HNTB Joint Venture	50	50	n/a
STARR	15	15	n/a
EM&I Stantec Ltd.	50	50	n/a
Stassinu Stantec Limited Partnership	49	49	n/a
Granary/Driscoll Joint Venture	50	50	n/a
INCA/FMSM	50	n/a	n/a

In 2004, as part of the acquisition of Dunlop Architects Inc. (Dunlop), the Company acquired the interest of 13 joint ventures entered into by Dunlop with 1 remaining active at December 31, 2010 (2009 – 2 were active; 2008 – 5 were active). These joint ventures are included in the above table under Dunlop Joint Ventures.

A summary of the assets, liabilities, revenues, expenses, and cash flows included in the consolidated financial statements related to joint ventures (before intercompany eliminations) is as follows:

	2010	2009	2008
(In thousands of Canadian dollars)	$	$	$

Statements of income
Gross revenue	24,000	32,757	25,827
Subcontractor costs and other direct expenses	21,193	27,753	24,524
Administrative and marketing expenses	1,533	2,533	911
Income taxes	73	-	-

Net income for the year	1,201	2,471	392

Balance sheets
Current assets	7,665	9,458	12,649

Current liabilities	5,922	7,753	12,120

Statements of cash flows
Cash flows from (used in) operating activities	(817)	1,707	(547)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

22.   Segmented Information

The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. It considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the chief executive officer of the Company, and the Company's operating segments are based on its regional geographic areas.

The Company has four operating segments, consisting of Canada West, Canada East, US West, and US East, which are aggregated into the Consulting Services reportable segment.

Geographic information	Property and Equipment,
	Goodwill, Intangible Assets

	2010	2009
(In thousands of Canadian dollars)	$	$

Canada	313,269	306,718
United States	425,236	334,031
International	307	476

	738,812	641,225

Geographic information		Gross Revenue

	2010	2009	2008
(In thousands of Canadian dollars)	$	$	$

Canada	887,103	861,905	649,465
United States	596,569	631,091	677,545
International	29,390	26,869	24,941

	1,513,062	1,519,865	1,351,951

Gross revenue is attributed to countries based on the location of the project.
Practice area information		Gross Revenue

	2010	2009	2008
(In thousands of Canadian dollars)	$	$	$

Consulting Services
Buildings	333,217	300,549	305,936
Environment	601,845	642,367	390,016
Industrial	221,093	226,177	217,722
Transportation	189,294	181,989	172,313
Urban Land	167,613	168,783	265,964

	1,513,062	1,519,865	1,351,951
Customers

The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

23.   Employee Future Benefits

In 2010, the Company recorded an expense of $21,983,000 (2009 – $23,548,000; 2008 – $19,034,000) for contributions made to defined contribution plans in the year.

24.   Investment Tax Credits

Investment tax credits arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. In 2010, investment tax credits of $1,161,000 (2009 –$1,555,000; 2008 – $1,260,000) were recorded and reduced administrative and marketing expenses.

25.   US GAAP

The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada. The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with US GAAP. Investments in joint ventures are accounted for using the equity method under US GAAP, whereas Canadian GAAP requires the proportionate consolidation method. As permitted by the SEC, disclosure of the effect of this difference is not required.

a)	Reconciliation to US GAAP

i)	Business combinations

There were no identifiable material items that resulted in a change in net income presented under Canadian GAAP and US GAAP except for transactions accounted for as business combinations in 2010. This difference arose on the adoption of the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 141R, "Business Combinations" (Accounting Standards Codification [ASC] 805-10/SFAS 141R), which impacted the accounting for the Jacques Whitford and Granary acquisitions in 2009 and for the PCGI, TetrES, IEA, WilsonMiller, Inc., NRC, CommArts, ECO:LOGIC, Anshen + Allen, Street Smarts, and Burt Hill acquisitions in 2010 (note 2). The Company integrates the operations and systems of acquired entities shortly after the acquisition date; therefore, it is impracticable for the Company to disclose the acquired entity's revenue and earnings in its consolidated financial statements since the acquisition date.

Condensed consolidated statement of income using US GAAP
		2010	2009
(In thousands of Canadian dollars)		$	$

Net income, as reported under Canadian GAAP		93,595	55,940
Add (deduct) adjustments to arrive at US GAAP:
Lease exit costs (1)		57	(3,220)
Acquisition-related costs (3)		(2,591)	(2,167)
Income taxes (6)		960	1,829

Net income, based on US GAAP		92,021	52,382

Earnings per share: basic	– Canadian GAAP net income	2.05	1.23
	– US GAAP net income	2.01	1.15
Earnings per share: diluted	– Canadian GAAP net income	2.04	1.22
	– US GAAP net income	2.00	1.14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

Consolidated balance sheet items using US GAAP
	2010	2009
(In thousands of Canadian dollars)	$	$

Add (deduct) adjustments to arrive at US GAAP balance sheet:
Goodwill (1, 2, 3, and 5)	(4,770)	(3,301)
Future income tax assets (short term) (6)	(907)	(217)
Other assets (4)	1,623	1,623
Accounts payable and accrued liabilities (3)	(400)	(29)
Other liabilities (current) (1 and 3)	(1,778)	(829)
Long-term debt (long term) (2)	200	134
Other liabilities (long term) (1 and 4)	1,623	1,623
Non-controlling interest (5)	(103)	(186)

Shareholders' equity using US GAAP

Shareholders' equity under Canadian GAAP	625,475	547,394
Lease exit costs (1)	(3,163)	(3,220)
Acquisition-related costs (3)	(4,758)	(2,167)
Income taxes (6)	2,789	1,829
Non-controlling interest (5)	1,536	950

Shareholders' equity based on US GAAP	621,879	544,786

(1)
Lease exit costs. Per ASC 805-10/SFAS 141R, the postacquisition exit/restructuring plans of the acquiring company are expensed in the income statement as incurred. Under Canadian GAAP, many of these costs are recognized as liabilities in the purchase price allocation and impact goodwill.

(2)
Contingent consideration. Per ASC 805-10/SFAS 141R, the Company is required to recognize contingent consideration at the date of acquisition, based on the fair value at that date, as a liability or equity depending on its nature. The remeasurement of the liability each quarter-end impacts earnings until the liability is settled. Under Canadian GAAP, a liability for contingent consideration is only recognized at the date of acquisition when the amount is determinable; therefore, contingent consideration is generally recognized when the contingency is resolved and the consideration becomes payable.

(3)
Acquisition-related costs. Per ASC 805-10/SFAS 141R, the acquirer accounts for acquisition-related costs as expenses in the period in which the costs are incurred. Under Canadian GAAP, incremental costs incurred as a result of a business combination are recognized as costs of the business combination and impact goodwill.

(4)
Indemnifications. Per ASC 805-10/SFAS 141R, if a seller contractually indemnifies the acquirer for the outcome of a contingency, the acquirer must recognize an indemnification asset at the same time and on the same basis that it recognizes the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. Therefore, if the indemnified item is recognized at the acquisition date at its acquisition-date fair value, the acquirer must also recognize the indemnification asset at its acquisition-date fair value. There is no similar requirement under Canadian GAAP. Pursuant to the Jacques Whitford acquisition, the acquiree indemnified the Company up to a maximum of $1,623,000 for certain legal claims. The full $1,623,000 was recorded as an asset and liability in the above table since it was management's best estimate of the potential future payment.

(5)
Non-controlling interest. ASC 805-10/SFAS 141R requires the non-controlling interest in an acquiree to be measured at fair value. Under Canadian GAAP, the non-controlling interest's percentage of net assets acquired is recorded at its existing carrying value. ASC 805-10/SFAS 141R records non-controlling interests in shareholders’ equity on the balance sheet, whereas Canadian GAAP records non-controlling interest between liabilities and shareholder’s equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

(6)	Income taxes. Income taxes reflect the tax effect of the differences identified above.

ii) Business acquisitions—pro forma data (unaudited)

The following unaudited pro forma data presents information as if the acquisitions of Granary; PCGI; TetrES; IEA; WilsonMiller, Inc.; NRC; CommArts; ECO:LOGIC; Anshen + Allen; Street Smarts; and Burt Hill occurred on January 1, 2009. This unaudited pro forma data is provided for information purposes only and is based on historical information. This data does not necessarily reflect the actual results of operations that would have occurred if these acquired entities and the Company had comprised a single entity during the periods since January 1, 2009, nor is it necessarily indicative of the future results of the operations of the combined entities.

	2010	2009
(In thousands of Canadian dollars)	$	$

	(Unaudited)
Pro forma gross revenue	1,692,132	1,873,577
Pro forma net revenue	1,337,272	1,466,061
Pro forma net income	98,671	63,637
Basic pro forma earnings per share	2.16	1.40
Diluted pro forma earnings per share	2.15	1.39
iii) Liabilities for uncertain tax positions

On January 1, 2007, the Company implemented FASB Interpretation No. 48, "Accounting for Uncertain Income Taxes" (ASC 740-10/FIN 48). The Company files income tax returns in the Canadian federal jurisdiction, US federal jurisdiction, and various provinces, states, and foreign jurisdictions. With few exceptions, it is no longer subject to Canadian and US corporate income taxes or income tax examinations by the tax authorities of other foreign jurisdictions for years before 2005.

	2010	2009
(In thousands of Canadian dollars)	$	$

Balance, beginning of the year	1,529	1,725
Additions based on tax positions related to the current year	205	159
Additions based on tax positions related to the prior year	-	-
Reductions for tax positions of prior years	(194)	(181)
Impact of foreign exchange	(67)	(174)

Balance, end of the year	1,473	1,529

The Company's policy is to recognize interest and penalties relating to liabilities for unrecognized tax benefits in interest expense. The liability for interest and penalties relating to unrecognized tax benefits is recorded in accrued liabilities. During the year ended December 31, 2010, the Company recognized approximately $87,000 (2009 –$103,000) in interest and penalties [$72,000 (2009 – $82,000) net of tax]. The Company had approximately $526,000 (2009 – $515,000) [$436,000 (2009 – $409,000) net of tax] for the payment of interest and penalties accrued at December 31, 2010.

Approximately $1,473,000 (2009 – $1,529,000) of unrecognized tax benefits, if recognized, would impact the Company's effective tax rate.

The Company does not anticipate that the total unrecognized tax benefit will significantly change within the next 12 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

iv) Fair value of non-financial assets and liabilities

The requirements for fair value disclosures for financial assets and liabilities are the same under Canadian and US GAAP. These disclosures are discussed in note 15.

The following table presents the Company’s fair value hierarchy for non-financial assets measured at fair value on a non-recurring basis as of December 31, 2010, and December 31, 2009.

		Quoted Prices in
		Active Markets for	Significant Other	Significant
	Carrying Amount	Identical Items	Observable Inputs	Unobservable
	of Asset	(Level 1)	(Level 2)	Inputs (Level 3)
(In thousands of Canadian dollars)	$	$	$	$

Assets:
Goodwill
December 31, 2009	468,814	-	-	468,814
December 31, 2010	551,446	-	-	551,446

Intangibles
December 31, 2009	64,155	-	-	64,155
December 31, 2010	73,370	-	-	73,370

Goodwill is evaluated for impairment annually or when events or circumstances occur that are more likely than not to reduce the fair value of a reporting unit below its carrying value. An impairment charge of $35.0 million was recorded in the third quarter of 2009. See note 4 for further details on goodwill.

Intangible assets are evaluated for impairment annually or when events or circumstances occur that are more likely than not to reduce their fair value below their carrying value. An impairment charge of $1.8 million was recorded in the second quarter of 2010. For further details on intangible assets, see note 5.

v) Derivative financial instruments

The following table presents the fair values of derivative instruments in the Company's consolidated balance sheet as at December 31, 2009. There were no derivative instruments in the Company's consolidated balance sheet as at December 31, 2010.

	Fair Values of Liability Derivative Instruments
(In thousands of Canadian dollars)	as at December 31, 2009

	Balance Sheet	Fair Value
	Location	$

Derivative designated as cash flow hedge
Interest rate swap	Other liabilities	2,157

Derivatives not designated as hedging instruments
Foreign currency forward contracts	Other liabilities	270

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

The following table presents the effect of derivative instruments on comprehensive income for the years ended December 31, 2010, and December 31, 2009. No amount of gains or losses relating to derivative instruments were reclassified from accumulated other comprehensive income (OCI) to income in 2010 and 2009.

(In thousands of Canadian dollars)

	(Gain) Loss Recognized in OCI on Derivative

	(Effective Portion) $
Derivative designated as cash flow hedge

Interest rate swap (net of tax)– December 31, 2009		(1,443)
Interest rate swap (net of tax)– December 31, 2010		(1,531)

	(Gain) Loss Recognized in Income on Derivatives

	Location	$

Derivatives not designated as hedging instruments

Foreign currency forward contracts – December 31, 2009	Foreign exchange losses	10,206
Foreign currency forward contracts – December 31, 2010	Foreign exchange losses	2,098

b) Recently adopted accounting pronouncements

Effective February 2010, the Company adopted FASB Accounting Standards Update (ASU) No. 2010-09, “Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements” (ASU 2010-09). This ASU requires an entity that is an SEC filer to evaluate subsequent events through the date that its financial statements are issued and eliminates the requirement to disclose the date through which subsequent events have been evaluated. ASU 2010-09 was effective upon issuance. The prospective adoption of this standard has had no effect on the Company’s financial position or results of operations other than eliminating the disclosure of the date through which subsequent events have been evaluated.

Effective January 1, 2010, the Company adopted FASB ASU No. 2009-17, “Consolidations (Topic 810)—Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (ASU 2009-17), which codifies FASB Statement No. 167, “Amendments to FASB Interpretation No. 46(R).” This ASU represents a revision to former FASB Interpretation No. 46 (Revised December 2003), “Consolidation of Variable Interest Entities,” and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on the other entity’s purpose and design and the reporting entity’s ability to direct those activities of the other entity that most significantly impact the other entity’s economic performance. ASU 2009-17 also requires additional disclosures about a reporting entity’s involvement in variable interest entities. The prospective adoption of this standard has had no material effect on the Company’s financial position or results of operations.

Effective January 1, 2010, the Company adopted FASB ASU No. 2010-05, “Compensation—Stock Compensation (Topic 718): Escrowed Share Arrangements and the Presumption of Compensation” (ASU 2010-05). This ASU codifies Emergency Issue Task Force Topic D-110, “Escrowed Share Arrangements and the Presumption of Compensation.” ASU 2010-05 states that when evaluating whether a presumption of compensation has been overcome, an entity should consider the substance of the arrangement, including whether it was entered into for purposes unrelated to, and not contingent upon, continued employment. The prospective adoption of this standard has had no material effect on the Company’s financial position or results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

c) Recent accounting pronouncements

In January 2010, the FASB issued ASU No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements" (ASU 2010-06). This ASU requires new disclosures for transfers in and out of levels 1 and 2 of fair value measurement categories and a description of the reasons for the transfers. This requirement was effective for the Company in the 2010 fiscal year, and its adoption did not have an impact on the Company's financial position or results of operations. ASU 2010-06 also requires a separate presentation of information about purchases, sales, issuances, and settlements in the reconciliation for fair value measurements using significant unobservable inputs (level 3). Those disclosures are effective for fiscal years beginning after December 15, 2010. Although this ASU may have an impact on the Company's consolidated financial statements, the Company does not expect to implement this standard in its consolidated financial statements since it will be adopting IFRS starting in the fiscal year 2011.

In April 2010, the FASB issued ASU No. 2010-13, “Compensation—Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades—A consensus of the FASB Emerging Issues Task Force” (ASU 2010-13). ASU 2010-13 clarifies that equity share options granted to an employee of an entity’s foreign operations that provide a fixed exercise price denominated in (1) the foreign operation’s functional currency or (2) the currency in which the employee’s pay is denominated should not be classified as liabilities if they otherwise qualify as equity. The amendments in the proposed ASU are effective for fiscal years, including interim periods, beginning on or after December 15, 2010. The amendments would be applied by recording a cumulative effect adjustment to the opening balance of retained earnings. Early adoption is permitted. The Company grants share options to US employees with a fixed exercise price denominated in Canadian dollars. Although this ASU may have an impact on the Company's consolidated financial statements, the Company does not expect to implement this standard in its consolidated financial statements since it will be adopting IFRS starting in the fiscal year 2011.

In December 2010, the FASB issued ASU No. 2010-28, “Intangibles—Goodwill and Other (Topic 350): How the Carrying Amount of a Reporting Unit Should Be Calculated When Performing Step 1 of the Goodwill Impairment Test” (ASU 2010-28). The ASU clarifies that the equity premise is the only method an entity can use for the purpose of calculating the carrying amount of a reporting unit. The equity premise reflects the net amount of all the assets and liabilities assigned to the reporting unit(s) of a reporting entity. Additionally, the amendments in ASU 2010-28 modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if there are adverse qualitative factors that indicate that it is more likely than not that a goodwill impairment exists. This ASU is effective for fiscal years, including interim periods, beginning after December 15, 2010. Early adoption is not permitted. Although this ASU may have an impact on the Company’s consolidated financial statements, the Company does not expect to implement this standard in its consolidated financial statements since it will be adopting IFRS starting in fiscal year 2011.

In December 2010, the FASB issued ASU No. 2010-29, “Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations” (ASU 2010-29). This ASU specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this ASU also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, non-recurring pro forma adjustments directly attributable to a business combination. The amendments in ASU 2010-29 are effective prospectively for business combinations that occur on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Although this ASU may have an impact on the Company’s consolidated financial statements, the Company does not expect to implement this standard in its consolidated financial statements since it will be adopting IFRS starting in fiscal year 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

26. Subsequent Events

On February 11, 2011, the Company acquired the shares and business of QuadraTec, Inc. for cash consideration and notes payable. With offices in Newfoundland and Labrador, QuadraTec, Inc. provides services including mechanical, electrical, industrial, and communication engineering; energy management; design; studies; and contract management.

On January 28, 2011, the board of directors granted share options to officers and employees to purchase 410,000 shares at an exercise price of $28.65. These options vest evenly over a three-year period and have contractual lives of seven years.

Subsequent events have been evaluated through to the date the consolidated financial statements were issued.

27. Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
STANTEC INC.

Stantec's North American and international presence

Office Locations

Canada Calgary, Alberta | Edmonton, Alberta | Fort McMurray, Alberta | Lethbridge, Alberta | Medicine Hat, Alberta | Red Deer, Alberta | Abbotsford, British Columbia | Burnaby, British Columbia | Kamloops, British Columbia | Kelowna, British Columbia | Sidney, British Columbia | Surrey, British Columbia | Vancouver, British Columbia | Victoria, British Columbia | Winnipeg, Manitoba | Fredericton, New Brunswick | Moncton, New Brunswick | Saint John, New Brunswick | St. John's, Newfoundland and Labrador | Yellowknife, Northwest Territories | Halifax, Nova Scotia | Sydney, Nova Scotia | Barrie, Ontario | Burlington, Ontario | Guelph, Ontario | Hamilton, Ontario | Kitchener, Ontario | London, Ontario | North Bay, Ontario | Ottawa, Ontario | Sudbury, Ontario | Toronto Metro Area, Ontario | Windsor, Ontario | Charlottetown, Prince Edward Island | Montreal, Quebec | Regina, Saskatchewan | Saskatoon, Saskatchewan

United States Birmingham, Alabama | Phoenix, Arizona | Tempe, Arizona | Tucson, Arizona | Bakersfield, California | El Dorado Hills, California | Fresno, California | Irvine, California | Lafayette, California | Lakewood, California | Los Angeles, California | Los Gatos, California | Modesto, California | Nevada City, California | Palm Desert, California | Petaluma, California | Redlands, California | Rocklin, California | Sacramento, California | San Andreas, California | San Diego, California | San Francisco, California | San Luis Obispo, California | Stockton, California | Thousand Oaks, California | Walnut Creek, California | Boulder, Colorado | Denver, Colorado | Fort Collins, Colorado | Hamden, Connecticut | Hartford, Connecticut | Washington, District of Columbia | Fort Myers, Florida | Naples, Florida | Panama City, Florida | Port Charlotte, Florida | Sarasota, Florida | Tallahassee, Florida | Tampa, Florida | Atlanta, Georgia | Macon, Georgia | Chicago, Illinois | Springfield, Illinois | Indianapolis, Indiana | Waterloo, Iowa | Lexington, Kentucky | Louisville, Kentucky | New Orleans, Louisiana | Portland, Maine | Scarborough, Maine | Topsham, Maine | Boston, Massachusetts | Northampton, Massachusetts | Westford, Massachusetts | Ann Arbor, Michigan | Detroit, Michigan | Lansing, Michigan | Minneapolis, Minnesota | St. Louis, Missouri | Las Vegas, Nevada | Reno, Nevada | Auburn, New Hampshire | Mount Laurel, New Jersey | Rochelle Park, New Jersey | Toms River, New Jersey | Albany, New York | Binghamton, New York | Hauppauge, New York | New York, New York | Rochester, New York | Charlotte, North Carolina | Raleigh, North Carolina | Winston-Salem, North Carolina | Akron, Ohio | Cincinnati, Ohio | Columbus, Ohio | Logan, Ohio | Sylvania, Ohio | Toledo, Ohio | Portland, Oregon | Butler, Pennsylvania | Philadelphia Metro Area, Pennsylvania | Pittsburgh, Pennsylvania | State College, Pennsylvania | Charleston, South Carolina | Nashville, Tennessee | Arlington, Texas | Dallas, Texas | Houston, Texas | Midland, Texas | Salt Lake City, Utah | South Burlington, Vermont | Leesburg, Virginia | Redmond, Washington | Seattle, Washington | Buckhannon, West Virginia | Charleston, West Virginia | Madison, Wisconsin

International St. Michael, Barbados | Ahmedabad, India | Panama City, Panama | Guaynabo, Puerto Rico | Port of Spain, Republic of Trinidad and Tobago | Abu Dhabi, United Arab Emirates | Dubai, United Arab Emirates

Shareholder Information

Head Office
200, 10160 – 112 Street, Edmonton AB
T5K 2L6 Canada
Ph: (780) 917-7000
Fx: (780) 917-7330
ir@stantec.com

Transfer Agent
Computershare | Calgary, Alberta

Auditors
Ernst & Young LLP
Chartered Accountants
Edmonton, Alberta

Principal Bank
Canadian Imperial Bank of Commerce

Securities Exchange Listing
Stantec shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol STN.